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



                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                             Washington, DC 20549

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         Form 3                                                                                   OMB APPROVAL
                                                                                            --------------------------
-------------------------                                                                   OMB Number: 3235-0104
                                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF            --------------------------
                                                   SECURITIES                               Expires: January 31, 2005
                                                                                            --------------------------
                                                                                            Estimated average burden
                                                                                            hours per response...0.5
                                                                                            --------------------------

                           Filed pursuant to Section 16(a) of the Securities Exchange
                           Act of 1934, Section 17(a) of the Public Utility Holding
                            Company Act of 1935 or Section 30(f) of the Investment
                                              Company Act of 1940

(Print or Type Responses)


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1. Name and Address of Reporting     2. Date of Event        4. Issuer Name and Tickler or Trading Symbol
   Person*                              Requiring
                                        Statement            Surgical Laser Technologies, Inc. (SLTI)
                                        (Month/Day/Year)

                                       September 25, 2002
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   (Last)   (First)   (Middle)

          PhotoMedex, Inc.

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             (Street)                3.  I.R.S.              5. Relationship of Reporting         6. If Amendment,
                                         Identification         Person(s) to Issuer                  Date of
   Five Radnor Corporate Center          Number of              (Check all applicable)               Original
           Suite 470                     Reporting Person,                                           (Month/Day/Year)
                                         if an entity              Director         X  10% Owner
                                         (voluntary)           ---                 ---

                                                                   Officer (give   --- Other
                                          59-2058100           ---  title below)     (specify
                                                                                      below)

                                                             ------------------------------

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       (City) (State) (Zip)                                                                       7. Individual or
                                                                                                     Joint/Group
                                                                                                     Filing (Check
    Radnor, Pennsylvania 19087                                                                       Applicable Line)
                                                                                                      X  Form
                                                                                                     ---
                                                                                                     filed by One
                                                                                                     Reporting
                                                                                                     Person

                                                                                                         Form filed
                                                                                                      ---
                                                                                                      by More than
                                                                                                      One Reporting
                                                                                                      Person

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             Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                 2. Amount of Securities        3. Ownership Form:        4. Nature of Indirect
   (Instr. 4)                           Beneficially Owned             Direct (D) or             Beneficial
                                        (Instr. 4)                     Indirect (I)              Ownership (Instr. 5)
                                                                       (Instr. 5)
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Common Stock                                 351,008                        I                  See Footnote 1 below.
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 Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of      2. Date Exercisable   3. Title and Amount of      4. Conversion     5. Owner-        6. Nature of
   Derivative       and Expiration        Securities Underlying       or                ship Form        Indirect
   Security         Date                  Derivative Security         Exercise          of               Beneficial
   (Instr. 4)       (Month/Day/Year)      (Instr. 4)                  Price             Derivative       Ownership
                                                                      of                Securities:      (Instr. 5)
                                                                      Derivative        Direct (D) or
                                                                      Security          Indirect (I)
                                                                                        (Instr. 5)

----------------------------------------------------------------------
                 Date       Expira-           Title          Amount
                 Exer-      tion                             or
                 cisable    Date                             Number
                                                             of
                                                             Shares
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Common Stock        N/A        N/A         Common Stock      261,063        N/A            I        See Footnote 1
   Options                                                                                             below.

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Explanation of Responses:


            PHOTOMEDEX, INC.

             By: /s/ Dennis M. McGrath                                           November 8, 2002
            ------------------------------------------                 -----------------------------------
             ** Signature of Reporting Person                                          Date
            Dennis M. McGrath
            Chief Financial Officer


      *  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

     **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and
         15. U.S.C. 78ff (a).

  Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,
         See Instruction 6 for procedure.
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(1) On September 25, 2002, PhotoMedex, Inc. ("PhotoMedex") entered into an
Agreement and Plan of Merger (the "Merger Agreement") by and among PhotoMedex,
J Merger Corp., Inc., a Delaware corporation and a wholly-owned subsidiary of
PhotoMedex ("Merger Sub"), and Surgical Laser Technologies, Inc. ("SLT").
Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into SLT with SLT continuing as the surviving corporation and a wholly-owned subsidiary of PhotoMedex (the "Merger"). As a result of the
Merger, each issued and outstanding share of SLT Common Stock will be automatically converted into the right to receive 1.12 shares (the "Exchange
Ratio") of common stock, par value $0.01 per share, of PhotoMedex ("PhotoMedex
Common Stock"). When the Merger is completed, no SLT stock options will be assumed or substituted by PhotoMedex. Each warrant to purchase SLT common stock outstanding immediately before the completion of the Merger will automatically become a fully vested warrant to purchase shares of PhotoMedex common stock. The number of shares of PhotoMedex common stock for which a warrant is exercisable and the exercise price will be adjusted for the Exchange Ratio in the Merger.
The consummation of the Merger is subject to the approval of the stockholders of
SLT and other customary closing conditions. There can be no guarantee that the
Merger or the other transactions contemplated by the Merger Agreement will close by any particular date, if at all.

As a condition and inducement to the execution of the Merger Agreement, PhotoMedex and Merger Sub entered into several Stockholder Agreements, dated as of September 25, 2002 (the "Stockholder Agreements"), with certain stockholders of SLT (the "SLT Holders"). The SLT Holders consist of the directors and officers of SLT. Pursuant to the Stockholder Agreements, each of the SLT Holders has agreed to vote his or its shares of SLT Common Stock, plus any additional shares of SLT Common Stock that any such SLT Holder purchases or with respect to which any such SLT Holder otherwise acquires beneficial ownership after the date of the Stockholder Agreement (collectively, the "SLT Holder Shares"), prior to the earlier to occur of: (i) the effective time of the Transaction, and (ii) the termination of the Merger Agreement (the "Expiration Date"), at every meeting of the stockholders of SLT called with respect to the transactions contemplated by the Merger, as set forth in the Merger Agreement (the "Transaction") and any matter that could reasonably be expected to facilitate the Transaction, and at every adjournment thereof, and on every action or approval by written resolution of the stockholders of SLT, in favor of approval of the Transaction and any matter that could reasonably be expected to facilitate the Transaction.

Pursuant to the Stockholder Agreements, the SLT Holders granted to Jeffrey F. O'Donnell, a director and the chief executive officer of PhotoMedex, and to Dennis M. McGrath, the chief financial officer of PhotoMedex, individually and in their respective capacities as officers of PhotoMedex, and any other individual who succeeds any such officer of PhotoMedex, and any other person designated in writing by PhotoMedex, an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law, with respect to the SLT Holder Shares in accordance with the foregoing in respect of any matter specified above.

Under the Stockholder Agreements, each SLT Holder also has agreed until the Expiration Date, and except as expressly contemplated hereby, not to (i) sell, transfer, pledge, encumber, grant, assign or otherwise dispose of, enforce any redemption agreement with SLT or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, grant, assignment or other disposition of, record or beneficial ownership of any of the SLT Holder Shares or any interest in any of the foregoing, except to PhotoMedex or Merger Sub, (ii) grant any proxies or powers of attorney, deposit any SLT Holder Shares into a voting trust or enter into a voting agreement with respect to any SLT Holder Shares, or any interest in any of the SLT Holder Shares, except pursuant to the proxy described above, or (iii) take any action that would make any representation or warranty of the SLT Holder contained in his or its respective Stockholder Agreements untrue or incorrect or have the effect of preventing or disabling the SLT Holder from performing his or its obligations under his or its respective Stockholder Agreement.

Under the Stockholder Agreements, each SLT Holder further has agreed, until the Expiration Date, not to (i) initiate or solicit, directly or indirectly, any proposal, plan of offer to acquire all or any substantial part of the business or properties or SLT Common Stock, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate SLT or otherwise distribute to the holders of SLT Common Stock all or any substantial part of the business, properties or SLT capital stock (each, an "Acquisition Proposal"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish information concerning SLT's business, properties or assets to any corporation, partnership, person or other entity or group (other than PhotoMedex or Merger Sub, or any associate, agent or representative of PhotoMedex or Merger Sub), under any circumstances that would reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal provided that, in the case of clauses (iii) and (iv) above, the foregoing shall not prevent any SLT Holder, in his capacity as a director or officer (as the case may be) of SLT, from taking any actions regarding the consideration of SLT's board of directors with respect to an unsolicited superior proposal



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to the Transaction by a third party. In the event the SLT Holder receives or becomes aware of any Acquisition Proposal subsequent to the date hereof, each SLT Holder will be required to promptly inform PhotoMedex as to any such matter and the details thereof to the extent possible without breaching any other agreement to which any such SLT Holder is a party or violating his fiduciary duties.

The Stockholder Agreements and the irrevocable proxy granted therein terminate on the Expiration Date.

PhotoMedex did not pay additional consideration to any SLT Holder in connection with the execution and delivery of the Stockholder Agreements.

PhotoMedex expressly disclaims beneficial ownership of any shares of SLT Common Stock covered by the Stockholder Agreements.

References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this Form 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Stockholder Agreements attached as Exhibits 1 and 2, respectively, to a Schedule 13D filed by PhotoMedex on November 8, 2002 with the Securities and Exchange Commission, which are incorporated here in their entirety where such references and descriptions appear.

As a result of the Stockholder Agreements, PhotoMedex may be deemed to be the beneficial owner of 612,071 shares of SLT Common Stock which constitutes approximately 23.7% of the shares of SLT Common Stock (including 351,008 issued and outstanding shares or approximately 15% of the issued and outstanding shares of SLT Common Stock, and options to purchase up 261,063 shares of SLT Common Stock), based on the number of shares of SLT Common Stock outstanding as of September 25, 2002 (as represented by SLT in the Merger Agreement). PhotoMedex may be deemed to have the shared power to vote (or to direct the vote of) the SLT Holder Shares with respect to those matters described in this Form 3; provided, however, PhotoMedex (i) is not entitled to any rights as a stockholder of SLT as to the SLT Holder Shares, and (ii) disclaims any beneficial ownership of the shares of SLT Common Stock which are covered by the Stockholder Agreements.

To PhotoMedex's knowledge, no executive officer or director of PhotoMedex or other 5% or greater beneficial owner of PhotoMedex Common Stock has an ownership interest in SLT, except for Richard J. DePiano, who is currently the chairman of the board of directors of SLT and a member of the board of directors of PhotoMedex, and a stockholder of each company, and who will continue to serve as a director of PhotoMedex following the Merger. Mr. DePiano beneficially owns:
(i) 55,000 shares of SLT Common Stock (including options to purchase up to 40,000 shares of SLT Common Stock), and (ii) 70,000 shares of PhotoMedex Common Stock (including options to purchase up to 55,000 shares of PhotoMedex Common Stock).